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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
                    AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13D-2(a)

                               ZAPME! CORPORATION
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                   98912E 10 0
                      (CUSIP Number of Class of Securities)

                          GILAT SATELLITE NETWORKS LTD.
                              1651 OLD MEADOW ROAD
                             MCLEAN, VIRGINIA 22102
                                 (703) 734-9401
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and
                                Communications)

                                    COPY TO:
                             STEVEN G. TEPPER, ESQ.
                                 ARNOLD & PORTER
                                 399 PARK AVENUE
                          NEW YORK, NEW YORK 10022-4690
                               TEL: (212) 715-1000
                               FAX: (212) 715-1399

                                 OCTOBER 3, 2000
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of the this Schedule 13D, and is filing the schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No.    98912E 10 0

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       1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

            GILAT SATELLITE NETWORKS LTD.
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       2. Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)   ...............................................................

          (b)   ...............................................................
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       3. SEC Use Only

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       4. Source of Funds (See Instructions) WC

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       5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
          Items 2(d) or 2(e)...................................................

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       6. Citizenship or Place of Organization  ISRAEL

                        -------------------------------------------------------
                        7.  Sole Voting Power .................................

   Number of            -------------------------------------------------------
   Shares               8.  Shared Voting Power  *23,060,004 SHARES
   Beneficially
   Owned by             -------------------------------------------------------
   Each                 9.  Sole Dispositive Power ............................
   Reporting
   Person With          -------------------------------------------------------
                        10. Shared Dispositive Power...........................

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       11. Aggregate Amount Beneficially Owned by Each Reporting Person
           *23,060,004 SHARES

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       12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions) .................................................

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       13. Percent of Class Represented by Amount in Row (11)..................

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       14. Type of Reporting Person (See Instructions)   CO

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* On October 3, 2000, Gilat Satellite Networks Ltd., an Israeli corporation
("Gilat") entered into a Tender Offer Agreement (the "Tender Offer Agreement"), with ZapMe! Corporation, a Delaware corporation (the "Company"), certain principal stockholders of the Company listed on Schedule A thereto (collectively, the "Schedule A Stockholders") and certain other principal stockholders listed on Schedule B thereto (collectively, the "Schedule B Stockholders," and together with the Schedule A Stockholders, the "Identified Stockholders"). Under the Tender Offer Agreement, Gilat agrees to acquire a number of Shares (as defined below), which together with the Shares beneficially owned by Gilat, constitute 51% of the total number of Shares outstanding
(as determined on the last business day prior to the consumation of the Offer (as defined below)) (the "Maximum Number of Shares"), at a price of $2.32 per share, pursuant to a cash tender offer (the "Offer"). The Tender
Offer Agreement also provides that Gilat may assign to one or more corporations, which are direct or indirect majority owned and controlled subsidiaries of Gilat, the right to purchase all or any portion of the Shares tendered in the Offer. Pursuant to the Tender Offer Agreement, the Schedule B Stockholders have agreed to validly tender in, and not withdraw from, the Offer all of their Shares at a price of $2.32 per share. The number of Shares held by the Schedule B Stockholders equals, in the aggregate, 5,852,905 Shares. The Schedule A Stockholders, under the Tender Offer Agreement, have granted to
Gilat an option to purchase all of their Shares, which Gilat shall exercise upon consummation of the Offer at a price per Share equal to $2.32, but only to the extent necessary for Gilat to acquire the Maximum Number of Shares (taking into account the number of Shares validly tendered and not withdrawn prior to the expiration of the Offer). The number of Shares held by the Schedule A Stockholders equals, in the aggregate, 16,951,445 Shares.

Also, under the Tender Offer Agreement, if the Offer is terminated or is not consummated, and Gilat is not precluded either directly or indirectly by applicable law, administrative or judicial action from purchasing up to the Maximum Number of Shares outside of the Offer, each of the Identified Stockholders shall sell to Gilat, and Gilat shall purchase from each Identified Stockholder, the number of Shares set forth across from such Identified Stockholder's name on Schedule A and Schedule B, as the case may be, to the Tender Offer Agreement, at a price per Share equal to $2.32.

A copy of the Tender Offer Agreement is filed as Exhibit 2(a) to this statement on Schedule 13D (this "Schedule 13D"). Within approximately 10 business days from the date of the Tender Offer Agreement, Gilat intends to commence the Offer and, accordingly, file its tender offer statement on Schedule TO and amend this
Schedule 13D.

ITEM 1. SECURITY AND ISSUER

       The class of securities to which this Schedule 13D relates is the common stock, par value $.01 per share (the "Share"), of ZapMe! Corporation, a Delaware corporation (the "Company"), with its principal executive offices located at:
3000 Executive Parkway, San Ramon, California 94583.

ITEM 2. IDENTITY AND BACKGROUND

       The person listed in paragraph (a) below is the person filing this statement.

       (a) Gilat Satellite Networks Ltd. ("Gilat") is a corporation organized under the laws of Israel.

       (b) The address of the principal executive office of Gilat is 21/D Yegia Kapayim Street, Daniv Park, Kiryat Arye, Petah Tikva, Israel.

       (c) Gilat through its global subsidiaries, is a leading provider of telecommunications solutions based on VSAT satellite network technology. Gilat provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. Gilat is a joint venture partner, with Microsoft



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              Corp., EchoStar Communications Corp. and ING Furman Selz
              Investments, in StarBand Communications Inc., that is an always-on, nationwide, two-way, high-speed satellite Internet service provider in the United States.

       (d) During the last five years, Gilat has not been convicted in any criminal proceeding.

       (e) During the last five years, Gilat has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

       Additional information regarding the directors and executive officers of Gilat will be provided in the Offer to Purchase, which will be filed as an amendment to this Schedule 13D upon commencement of the Offer.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

       Based upon the Company's representations and warranties to Gilat in the Tender Offer Agreement, the amount of funds Gilat will need to consummate the acquisition of the Maximum Number of Shares, at a price of $2.32 per share, tendered in the Offer is approximately $52,339,209, which amount is net of any other transaction costs and expenses associated with the commencement and consummation of the Offer and takes into account the 500,000 Shares beneficially owned by Gilat prior to the execution of the Tender Offer Agreement. Gilat has sufficient funds to consummate the Offer and does not anticipate borrowing or otherwise obtaining funds from any third parties. Additional information regarding the source and amount of funds will be filed by amendment to this
Schedule 13D on the date the Offer is commenced.

ITEM 4. PURPOSE OF TRANSACTION

       (a)-(i): The purpose of the Offer is for Gilat to acquire a majority voting interest in the Company. Additional information will be filed by amendment to this Schedule 13D on the date the Offer is commenced.

       (j):  Not applicable.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

       (a)-(d): Under the Tender Offer Agreement, the Company represented to Gilat that 45,215,695 Shares were issued and outstanding as of August 31, 2000. Prior to the execution of the Tender Offer Agreement, Gilat beneficial owned 500,000 Shares. Pursuant to the Tender Offer Agreement, Gilat has committed to acquire up to the number of Shares, which together with the 500,000 Shares Gilat beneficially owns, constitute 51% of the total number of Shares outstanding or approximately 23,060,004 Shares. Additional information will be filed by amendment to this Schedule 13D on the date the Offer is commenced.

       (e): Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES' OF THE ISSUER

       The Tender Offer Agreement is filed as Exhibit 2(a) to this Schedule 13D. Additional information will be filed by amendment to this Schedule 13D on the date the Offer is commenced.



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ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

       The following exhibits are filed herewith:

       2(a) Tender Offer Agreement, dated October 3, 2000, among Gilat, the Company and certain stockholders of the Company listed on Schedule A thereto and certain other stockholders of the Company listed on Schedule B thereto



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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OCTOBER 12, 2000
--------------------------------------------------------------------------------
Date

/s/  YOAV LEIBOVITCH
--------------------------------------------------------------------------------
Signature

YOAV LEIBOVITCH, CHIEF FINANCIAL OFFICER AND VICE PRESIDENT OF FINANCE AND ADMINISTRATION
--------------------------------------------------------------------------------
Name/Title




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                                INDEX OF EXHIBITS



         Exhibit No.                Description

         2(a) Tender Offer Agreement, dated October 3, 2000, among Gilat, the Company and certain stockholders of the Company listed on Schedule A thereto and certain other stockholders of the Company listed on Schedule B thereto.




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